UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Tarena International, Inc.

 (Name of Issuer)

Class A Ordinary Shares, par value $0.001 per share

 (Title of Class of Securities)

G8675B 105

 (CUSIP Number)

Shaoyun Han

Connion Capital Limited

Learningon Limited

Techedu Limited

Moocon Education Limited

c/o 6/F, No. 1 Andingmenwai Street, Litchi Tower
Chaoyang District, Beijing 100011

People’s Republic of China

+86 (10) 6213-5687

With copies to:

Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong +852 3740-4700	Peter X. Huang, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 30/F, China World Office 2 No. 1, Jian Guo Men Wai Avenue Beijing 100004, China +86 (10) 6535-5500

(Name, Address and Telephone Number of Person Authorized to

 Receive Notices and Communications)

December 8, 2020

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* This statement on Schedule 13D (the “Schedule 13D”) constitutes Amendment No. 5 to the initial Schedule 13D (the “Original Schedule 13D”) filed on July 24, 2015 on behalf of Mr. Shaoyun Han (“Mr. Han”), Connion Capital Limited (“Connion”), Learningon Limited (“Learningon”), Techedu Limited (“Techedu”), and Moocon Education Limited (“Moocon”, and collectively with Mr. Han, Connion, Learningon and Techedu, the “Reporting Persons” ), as amended by the Amendment No.1 to the Original Schedule 13D filed on September 8, 2017, Amendment No. 2 to the Original Schedule 13D filed on October 13, 2017, Amendment No. 3 to the Original Schedule 13D filed on December 10, 2018 and Amendment No. 4 to the Original Schedule 13D filed on October 15, 2019 on behalf of the Reporting Persons (together with the Original Schedule 13D, the “Original Filings”) , with respect to the ordinary shares (the “Ordinary Shares”), comprising Class A ordinary shares, par value $0.001 per share (“Class A Ordinary Shares”), and Class B ordinary shares, par value $0.001 per share (“Class B Ordinary Shares”), of Tarena International, Inc., a Cayman Islands company (the “Company”). Except as amended hereby, the Original Filings remain in full force and effect. Capitalized terms used but not defined in this Amendment No. 5 to the Schedule 13D have the meanings ascribed to them in the Original Filings. The Ordinary Shares beneficially owned by the Reporting Persons (other than Techedu and Moocon) were previously reported on a Schedule 13G filed on February 10, 2015, as amended by amendments thereto.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G8675B 105	13D	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS Shaoyun Han
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,161,692(1) Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 17,161,692(1) Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,161,692(1) Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

31.3% of the Class A Ordinary Shares(2) (or 31.3% of the total Ordinary Shares(3) assuming conversion of all outstanding Class B Ordinary Shares into Class A Ordinary Shares, representing 68.5% of the total outstanding voting power).

14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Representing (i) 7,206,059 Class B Ordinary Shares held by Learningon, (ii) 1,152,183 Class A Ordinary Shares held by Techedu, (iii) 2,000,000 Class A Ordinary Shares held by Moocon, (iv) 3,594,439 restricted American depositary shares (“ADSs”) representing 3,594,439 Class A Ordinary Shares held by Connion, (v) 2,193,223 restricted ADSs representing 2,193,223 Class A Ordinary Shares held by Learningon, (vi) 415,000 ADSs representing 415,000 Class A Ordinary Shares held by Mr. Han, and (vii) 600,788 Class A Ordinary Shares that Mr. Han may purchase upon exercise of options within 60 days of November 30, 2020. Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Ordinary Share is entitled to ten votes per share, whereas each Class A Ordinary Share is entitled to one vote per share.

(2)	Based on 46,989,415 Class A Ordinary Shares outstanding as of May 31, 2020 as reported on the Company’s annual report on Form 20-F for the year ended December 31, 2019, filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 11, 2020 (the “Company’s 20-F”), assuming all Class B Ordinary Shares held by such reporting person are converted into Class A Ordinary Shares and all share options held by such reporting person that are exercisable within 60 days of November 30, 2020 are exercised.

(3)	Based on 54,195,474 outstanding Ordinary Shares, being the sum of 46,989,415 Class A Ordinary Shares and 7,206,059 Class B Ordinary Shares outstanding as of May 31, 2020 on the Company’s 20-F, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares and all share options held by such reporting person that are exercisable within 60 days of November 30, 2020 are exercised.

CUSIP No. G8675B 105	13D	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS Connion Capital Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,594,439(4) Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,594,439(4) Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,594,439(4) Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.6% of the Class A Ordinary Shares(5) (or 6.6% of the total Ordinary Shares(6) assuming conversion of all outstanding Class B Ordinary Shares into Class A Ordinary Shares, representing 3.0% of the total outstanding voting power).

14	TYPE OF REPORTING PERSON (See Instructions) CO

(4)	Representing 3,594,439 restricted ADSs, representing 3,594,439 Class A Ordinary Shares held by Connion.

(5)	Based on 46,989,415 Class A Ordinary Shares outstanding as of May 31, 2020 as reported on the Company’s 20-F.

(6)	Based on 54,195,474 outstanding Ordinary Shares, being the sum of 46,989,415 Class A Ordinary Shares and 7,206,059 Class B Ordinary Shares outstanding as of May 31, 2020 as reported on the Company’s 20-F, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

CUSIP No. G8675B 105	13D	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS Learningon Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,399,282(7) Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,399,282(7) Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,399,282(7) Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.3% of the Class A Ordinary Shares(8) (or 17.3% of the total Ordinary Shares(9) assuming conversion of all outstanding Class B Ordinary Shares into Class A Ordinary Shares, representing 62.4% of the total outstanding voting power).

14	TYPE OF REPORTING PERSON (See Instructions) CO

(7)	Representing (i) 7,206,059 Class B Ordinary Shares and (ii) 2,193,223 restricted ADSs representing 2,193,223 Class A Ordinary Shares.

(8)	Based on 46,989,415 Class A Ordinary Shares outstanding as of May 31, 2020 as reported on the Company’s 20-F, assuming all Class B Ordinary Shares held by such reporting person are converted into Class A Ordinary Shares.

(9)	Based on 54,195,474 outstanding Ordinary Shares, being the sum of 46,989,415 Class A Ordinary Shares and 7,206,059 Class B Ordinary Shares outstanding as of May 31, 2020 as reported on the Company’s 20-F, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

CUSIP No. G8675B 105	13D	Page 5 of 9 Pages

1	NAMES OF REPORTING PERSONS Techedu Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,152,183(10) Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,152,183(10) Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,152,183(10) Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.5% of the Class A Ordinary Shares(11) (or 2.1% of the total Ordinary Shares(12) assuming conversion of all outstanding Class B Ordinary Shares into Class A Ordinary Shares, representing 1.0% of the total outstanding voting power).

14	TYPE OF REPORTING PERSON (See Instructions) CO

(10)	Representing 1,152,183 Class A Ordinary Shares.

(11)	Based on 46,989,415 Class A Ordinary Shares outstanding as of May 31, 2020 as reported on the Company’s 20-F.

(12)	Based on 54,195,474 outstanding Ordinary Shares, being the sum of 46,989,415 Class A Ordinary Shares and 7,206,059 Class B Ordinary Shares outstanding as of May 31, 2020 as reported on the Company’s 20-F, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

CUSIP No. G8675B 105	13D	Page 6 of 9 Pages

1	NAMES OF REPORTING PERSONS Moocon Education Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,000,000(13) Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,000,000(13) Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000(13) Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.3% of the Class A Ordinary Shares(14) (or 3.7% of the total Ordinary Shares(15) assuming conversion of all outstanding Class B Ordinary Shares into Class A Ordinary Shares, representing 1.7% of the total outstanding voting power).

14	TYPE OF REPORTING PERSON (See Instructions) CO

(13)	Representing 2,000,000 Class A Ordinary Shares.

(14)	Based on 46,989,415 Class A Ordinary Shares outstanding as of May 31, 2020 as reported on the Company’s 20-F.

(15)	Based on 54,195,474 outstanding Ordinary Shares, being the sum of 46,989,415 Class A Ordinary Shares and 7,206,059 Class B Ordinary Shares outstanding as of May 31, 2020 as reported on the Company’s 20-F, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated as follows:

Mr. Han, Connion, Learningon, Techedu and Moocon are collectively referred to herein as “Reporting Persons”, and each, a “Reporting Person”. This Schedule 13D is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act. The agreement among the Reporting Persons relating to the joint filing is attached hereto as Exhibit A. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

(a) – (c), (f) Each of Connion, Learningon, Techedu and Moocon is principally an investment holding vehicle. Each of Connion and Learningon is a company organized and existing under the laws of the British Virgin Islands, and is ultimately wholly owned by HANQQ Trust. TMF (Cayman) Ltd. is the trustee of HANQQ Trust, with Mr. Han as settlor and Mr. Han and his family as beneficiaries. Techedu is a company organized and existing under the laws of the British Virgin Islands and is wholly owned by Mr. Han. Mr. Han is the sole director of each of Connion, Learningon and Techedu, which do not have any executive officer. Moocon is a company organized and existing under the laws of the British Virgin Islands, and is wholly owned by Mr. Han, who is also the sole director of Moocon. The registered office address of each of Connion, Learningon, Techedu and Moocon is the offices of Trident Trust Company, (B.V.I.) Ltd., Trident Chambers, Wickhams Cay, P.O. Box 146, Road Town, Tortola, British Virgin Islands.

Mr. Han is the founder and the chairman of board of directors of the Company. Mr. Han is a PRC citizen. The business address of Mr. Han is 6/F, No. 1 Andingmenwai Street, Litchi Tower, Chaoyang District, Beijing 100011, PRC.

(d) – (e) During the last five years, none of the Reporting Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by the following:

The Reporting Persons anticipate that, at the price per Class A Ordinary Share set forth in the Proposal (as described in Item 4 below), approximately US$150,538,280 will be expended in acquiring the 37,634,570 Class A Ordinary Shares not currently owned by the Reporting Persons as disclosed in the Company’s 20-F (the “Publicly Held Shares”).

It is anticipated that the funding for the acquisition of the Publicly Held Shares will be provided by a combination of debt and equity capital arranged by the Reporting Persons. It is also anticipated that Reporting Persons who are existing shareholders of the Company will roll over their equity interests in the Company to an acquisition vehicle.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by the following:

On December 8, Mr. Han submitted a preliminary non-binding proposal (the “Proposal”) to the Company’s board of directors related to the proposed acquisition of all of the Class A Ordinary Shares not beneficially owned by Mr. Han and his affiliates (the “Buyer Group”) for cash consideration equal to US$4.00 per ADS, or US$4.00 per Class A Ordinary Share (the “Proposed Transaction”).

The Proposed Transaction is subject to a number of conditions, including, among other things, the negotiation and execution of definitive agreements mutually acceptable in form and substance to the Company and the Buyer Group. Neither the Company nor the Buyer Group is obligated to complete the Proposed Transaction, and a binding commitment with respect to the Proposed Transaction will result only from the execution of definitive documents, and then will be on the terms provided in such documentation.

If the Proposed Transaction is completed, the Company’s ADSs would become eligible for termination of registration pursuant to Section 12(g)(4) of the Act and would be delisted from the Nasdaq Global Select Market.

References to the Proposal in this Schedule 13D are qualified in their entirety by reference to the Proposal, a copy of which is attached hereto as Exhibit N, and incorporated herein by reference in its entirety.

Except as indicated above, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5(a)–(d) of the Schedule 13D is hereby amended and restated as follows:

(a)–(b)    The responses of each Reporting Person to Rows (7) through (13), including the footnotes thereto, of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.

Except as disclosed in this Schedule 13D, none of the Reporting Persons beneficially owns any Ordinary Shares or has the right to acquire any Ordinary Shares.

Except as disclosed in this Schedule 13D, none of the Reporting Persons presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Ordinary Shares which it may be deemed to beneficially own.

(c)           Except as disclosed in this Schedule 13D, none of the Reporting Persons has effected any transaction in the Ordinary Shares during the past 60 days.

(d)           Except as disclosed in this Schedule 13D, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by any of the Reporting Persons.

(e)           Not Applicable.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by the following:

The descriptions of the principal terms of the Proposal under Item 4 are incorporated herein by reference in their entirety.

To the best knowledge of the Reporting Persons, except as provided herein and disclosed before, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows.

Exhibit No.	Description
A	Joint Filing Agreement dated December 11, 2020 by and among the Reporting Persons.
N	Proposal Letter dated December 8, 2020 from Mr. Shaoyun Han to the board of directors of the Company.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 11, 2020

Shaoyun Han		/s/ Shaoyun Han
Shaoyun Han

Connion Capital Limited	By:	/s/ Shaoyun Han
Name: Shaoyun Han Title: Director

Learningon Limited	By:	/s/ Shaoyun Han
Name: Shaoyun Han Title: Director

Techedu Limited	By:	/s/ Shaoyun Han
Name: Shaoyun Han Title: Director

Moocon Education Limited	By:	/s/ Shaoyun Han
Name: Shaoyun Han Title: Director

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Ordinary Shares of Tarena International, Inc., including Class A Ordinary Shares and Class B Ordinary Shares, and that this Agreement be included as an Exhibit to such joint filing. Each of the undersigned acknowledges that each shall be responsible for the timely filing of any statement (including amendments) on Schedule 13D, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other persons making such filings, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of December 11, 2020.

Shaoyun Han		/s/ Shaoyun Han
Shaoyun Han

Connion Capital Limited	By:	/s/ Shaoyun Han
Name: Shaoyun Han Title: Director

Learningon Limited	By:	/s/ Shaoyun Han
Name: Shaoyun Han Title: Director

Techedu Limited	By:	/s/ Shaoyun Han
Name: Shaoyun Han Title: Director

Moocon Education Limited	By:	/s/ Shaoyun Han
Name: Shaoyun Han Title: Director

Exhibit N

December 8, 2020

Board of Directors (the “Board”)

Tarena International, Inc. (the “Company”)

6/F, No. 1 Andingmenwai Street, Litchi Tower

Chaoyang District, Beijing 100011

People’s Republic of China

Dear Members of the Board of Directors:

I, Shaoyun Han, founder and Chairman of the Board of the Company, am pleased to submit this preliminary non-binding proposal (the “Proposal”) to acquire all of the outstanding Class A ordinary shares (the “Shares”) of the Company that are not already held by me and my affiliates in a going private transaction (the “Acquisition”). My affiliates and I beneficially own approximately 31.2% of all the issued and outstanding shares (including Class A ordinary shares and Class B ordinary Shares) of the Company, which represent approximately 68.5% of the aggregate voting power of the Company, based on the Company’s latest outstanding number of shares as publicly disclosed.

I believe that my proposed purchase price of US$4.00 per American depositary shares (“ADS”, each representing one (1) Share), or US$4.00 per Share, in cash, will provide a very attractive opportunity to the Company’s shareholders. This price represents a premium of approximately 27.4% to the Company’s closing price on December 7, 2020, a premium of approximately 71.5% to the average closing price of the Company during the last 30 trading days, and a premium of approximately 95.6% to the average closing price of the Company during the last 60 trading days.

The terms and conditions upon which I am prepared to pursue the Acquisition are set forth below. I am confident that I can consummate the Acquisition as outlined in this letter.

1.       Buyer. I intend to form an acquisition vehicle for the purpose of implementing the Acquisition. In considering my Proposal, you should be aware that I am interested only in acquiring the outstanding Shares of the Company that are not already held by me and my affiliates, and that I do not intend to sell my Shares in the Company to any third party.

2.       Purchase Price. My proposed consideration payable for the Acquisition is US$4.00 per ADS, or US$4.00 per Share, in cash.

3.       Funding. I intend to finance the Acquisition with a combination of debt and equity capital. Equity financing is expected to be provided in the form of rollover equity in the Company and cash contributions from me and third party sponsors. I expect definitive commitments for the required financing, subject to terms and conditions set forth therein, to be in place when the Definitive Agreements (as defined below) are signed with the Company.

4.       Process; Due Diligence. I believe that the Acquisition will provide superior value to the Company’s shareholders. I recognize that the Company’s Board will evaluate the Acquisition fairly and independently before it can make its determination to endorse it. Parties providing financing will require a timely opportunity to conduct customary due diligence on the Company. I would like to ask the Board to accommodate such due diligence request and approve the provision of confidential information relating to the Company and its business to possible sources of equity and debt financing subject to customary confidentiality agreement.

5.       Definitive Agreements. I am prepared to negotiate and finalize mutually satisfactory definitive agreements with respect to the Acquisition (the “Definitive Agreements”) expeditiously. This Proposal is subject to the execution of the Definitive Agreements. The Definitive Agreements will provide for representations, warranties, covenants and conditions which are typical, customary and appropriate for transactions of this type.

6.       Confidentiality. I will, as required by law, promptly file an amendment to my Schedule 13D to disclose this Proposal. I am sure you will agree with me that it is in all of our interests to ensure that our discussions relating to the Acquisition proceed in a confidential manner, unless otherwise required by law, until we have executed the Definitive Agreements or terminated our discussions.

7.       No Binding Commitment. This letter constitutes only a preliminary indication of my interest, and does not constitute any binding commitment with respect to the Acquisition. A binding commitment will result only from the execution of Definitive Agreements, and then will be on terms and conditions provided in such documentation.

In closing, I would like to express my commitment to working together to bring this Acquisition to a successful and timely conclusion. Should you have any questions regarding this Proposal, please do not hesitate to contact me.

Sincerely,

Shaoyun Han

/s/ Shaoyun Han